UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Gilat Satellite Networks Ltd.
                      -------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.20 par value per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   M51474-10-0
                               -------------------
                                 (CUSIP Number)

                                 Adam J. Semler
                              JGD Management Corp.
                          767 Fifth Avenue, 17th Floor
                            New York, New York 10153
                            Telephone: (212) 300-1300

                                 With copies to:
                            Richard P. Swanson, Esq.
                               Arnold & Porter LLP
                                 399 Park Avenue
                            New York, New York 10022
              -----------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 27, 2006
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement}

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.


                               Page 1 of 21 Pages

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 2 of 21 Pages

CUSIP No. M51474-10-0                 13D
--------------------------------------------------------------------------------
1) NAMES OF REPORTING PERSONS                               JGD Management Corp.
   IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (SEE INSTRUCTIONS)                                         AF
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION                                 Delaware
--------------------------------------------------------------------------------
NUMBER OF             7)  SOLE VOTING POWER                           14,406,327
SHARES                ----------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                                -0-
OWNED BY              ----------------------------------------------------------
EACH                  9)  SOLE DISPOSITIVE POWER                      12,104,708
REPORTING             ----------------------------------------------------------
PERSON WITH           10) SHARED DISPOSITIVE POWER                           -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                               14,406,327
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                        [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 41.5%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                               CO
--------------------------------------------------------------------------------


                               Page 3 of 21 Pages

Item 1.           Security and Issuer

                  This statement on Schedule 13D (this "Statement") relates to the ordinary shares, par value NIS 0.20 per share (the "Shares"), of Gilat Satellite Networks Ltd. (the "Company").

                  The principal executive offices of the Company are located at 21 Yegia Kapayim Street, Petach-Tikva, Israel.


Item 2.           Identity and Background

(a) This Statement is filed by JGD Management Corp. ("JGD" or the "Reporting Person"), a Delaware corporation, d/b/a York Capital Management, with respect to Shares directly owned by or allocated for the benefit of:

                  (i) York Capital Management, L.P. ("York Capital"), a Delaware limited partnership;

                  (ii) York Investment Limited ("York Investment"), a corporation of the Commonwealth of The Bahamas; and

                  (iii) York Credit Opportunities Fund, L.P. ("York Credit Opportunities"), a Delaware limited partnership.

                  JGD and its affiliates Dinan Management, L.L.C. ("Dinan Management"), a New York limited liability company and the General Partner of York Capital, York Offshore Holdings, Limited ("York Offshore Limited"), a corporation of the Commonwealth of the Bahamas and the investment manager of York Investment, and York Credit Opportunities Domestic Holdings, LLC ("York Credit Opportunities Domestic Holdings"), a New York limited liability company and the General Partner of York Credit Opportunities, form part of the York Capital Management family of investment advisory entities, which provides investment advisory and administrative services to pooled investment vehicles, including, but not limited to, York Capital, York Investment and York Credit Opportunities. Accordingly, JGD may be deemed to have beneficial ownership over the Shares reported in this Statement.

                  The sole shareholder of JGD is James G. Dinan.

                  Dinan Management is the General Partner of York Capital. James
G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management.

                  York Offshore Limited is the investment manager of York Investment. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited.


                               Page 4 of 21 Pages

                  York Credit Opportunities Domestic Holdings is the General Partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings.

                  The name of each director and each executive officer of JGD, York Investment and York Offshore Limited is set forth in Exhibits 1, 2 and 3, respectively, attached hereto, which are incorporated herein by reference.

(b) The principal business address of each of JGD, York Capital, York Investment, York Credit Opportunities, Dinan Management, York Offshore Limited, York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel
A. Schwartz is:

                  c/o York Capital Management
                      767 Fifth Avenue, 17th Floor
                      New York, New York 10153

                  The business address of each other person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.

(c) JGD and its affiliates are investment managers of certain funds and accounts for which they have discretionary investment authority.

                  Each of York Capital and York Credit Opportunities is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

                  York Investment is a privately owned investment company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

                  Dinan Management is a privately owned limited liability company in the principal business of acting as the General Partner of York Capital and another privately owned limited partnership.

                  York Offshore Limited is a privately owned company in the principal business of acting as the investment manager of York Investment.

                  York Credit Opportunities Domestic Holdings is a privately owned limited liability company in the principal business of acting as the General Partner of York Credit Opportunities.

                  The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.


                               Page 5 of 21 Pages

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.


Item 3.           Source and Amount of Funds or Other Consideration

Assignment Agreement

                  York Capital Management, for and on behalf of accounts managed by it, and Bank Hapoalim B.M. (the "Bank") entered into a Loan Assignment Agreement dated June 23, 2005 (as amended on July 18, 2005, the "Assignment Agreement"), and on July 18, 2005, the Reporting Person consummated the transactions contemplated by the Assignment Agreement by paying an aggregate purchase price of $57,972,652 to the Bank to acquire all of the Bank's rights and obligations under the Facility Agreement, as amended, between the Bank and the Company (the "Facility Agreement"). The outstanding principal balance on the assigned Facility Agreement (the "Loan") due by the Company to the Bank was $70,400,000 as of July 18, 2005, and such outstanding principal balance of the Loan was allocated by the Reporting Person among its advisory clients as follows: (i) $10,399,283 of the outstanding principal balance of the Loan was allocated to York Capital; (ii) $43,600,672 of the outstanding principal balance of the Loan was allocated to York Investment; and (iii) $16,400,045 of the outstanding principal balance of the Loan was allocated to York Credit Opportunities.

                  Pursuant to an Amendment dated April 1, 2004 to the Facility Agreement between the Company and the Bank, as amended by the Amendment to Facility Agreement and Warrant dated December 27, 2005 (the "December 2005 Amendment") between the Company and York Capital Management (as so amended, the "Loan Amendment"), which Loan Amendment was assigned to the Reporting Person pursuant to the Assignment Agreement, York Capital Management has the right to instruct the Company to issue to it or to a third party a warrant or warrants for the purchase of Shares (each, a "Warrant"), and the maximum exercise amount that may be paid under all such Warrants shall equal the then outstanding principal balance of the Loan, plus accrued and unpaid interest thereon.

                  The exercise price per Share for a Warrant shall equal (i) until September 30, 2006, $6.75 per Share and (ii) from and after October 1, 2006, the average closing sale price of a Share, as published by NASDAQ over the thirty consecutive trading days immediately preceding the day of the notice of exercise by the holder of such Warrant,


                               Page 6 of 21 Pages
plus 1%; provided, however, in no event shall the exercise price per Share from and after October 1, 2006 be less than $7.50 or more than (i) if exercised between July 1, 2005 and June 30, 2006, $30.00; and (ii) if exercised between July 1, 2006 and June 30, 2007, $40.00. Moreover, in the event that the Company completes a private placement investment by a third party for an amount that exceeds $20 million, at the option of the Reporting Person, the exercise price of a Warrant shall be based on the same price offered in the private placement.

                  The right to the Warrants can be exercised until June 30, 2007. Once issued, a Warrant will be exercisable for a thirty-day period. The proceeds paid to the Company from the exercise of the Warrants shall be applied to reduce all future installments of the principal due pursuant to the Facility Agreement on a pro rata basis.

                  The Reporting Person shall be entitled to require the Company to prepare a Registration Statement on Form F-3 covering a resale offering of all of the Shares held by the holder(s) of the Warrants, including the Shares underlying the Warrants. The Company shall be required to keep such Registration Statement effective for 36 months from the date that such Registration Statement is declared effective, other than between March 15 and June 30 of each year. In addition, until June 30, 2007, the Reporting Person will be entitled to require the Company to grant one "demand registration" with respect to the Shares underlying one Warrant.

                  In addition, pursuant to the December 2005 Amendment, York Capital Management granted to the Company the right to require the conversion of the outstanding balance of the Loan at the conversion price of $6.75 per Share at any time during the period until September 30, 2006 in the event that the closing sale price of a Share, as published by NASDAQ, exceeds $9.00 per Share for a period of twenty consecutive trading days, provided that the aggregate trading volume during such twenty-day period is a minimum of 1,700,000 Shares.

                  Concurrently and in connection with the consummation of the transactions contemplated by the Assignment Agreement, the Bank and York Capital Management, for and on behalf of accounts managed by it, entered into the Share Option Agreement dated July 18, 2005 (the "Option Agreement") pursuant to which the Bank granted to York Capital Management (i) the option (the "Option") to purchase up to 1,000,809 Shares (the "Option Shares") at any time until July 18, 2007 at an exercise price per Share equal to $6.30 plus 35% of the difference between $6.30 and the Fair Market Price (as hereinafter defined) of a Share as of the exercise date, provided that if the Fair Market Price of a Share is less than $6.30, then the exercise price per Share shall be $6.30; (ii) after the expiration of the Option and with respect to any Option Shares that have not been purchased by exercise of the Option, the right of first offer to purchase from the Bank any such remaining Option Shares on the terms and conditions offered by the Bank by written notice before the Bank may sell such Shares to another person; and (iii) the right of first offer to purchase from the Bank 1,051,619 Shares (the "Remaining Shares") on the terms and conditions offered by the Bank by written notice before the Bank may sell such Shares to another person. The "Fair Market Price" of a Share means the


                               Page 7 of 21 Pages
average of the closing prices of a Share at the close of trading on each of the 30 consecutive trading days on the Tel-Aviv Stock Exchange and NASDAQ immediately preceding the exercise date of the Option; provided, however, that if the Fair Market Price of a Share on the Tel-Aviv Stock Exchange is different than the Fair Market Price of a Share on NASDAQ, then the Fair Market Price of a Share shall be the average of the Fair Market Price of a Share on each of the Tel-Aviv Stock Exchange and NASDAQ.

                  In addition, concurrently and in connection with the consummation of the transactions contemplated by the Assignment Agreement, the Bank granted to York Capital Management a two-year, irrevocable proxy dated July 18, 2005 (the "Bank Proxy") to exercise all the Bank's voting rights with respect to the Option Shares and the Remaining Shares (which together total 2,052,428 Shares), provided that the Bank Proxy shall cover only such portion of the Option Shares and Remaining Shares that are not sold by the Bank and, provided, further, that the Bank Proxy shall only cover such portion of the Option Shares and the Remaining Shares so that the Bank is not deemed to be, by virtue of the Shares held by York Capital Management, a joint holder or beneficial owner of 20% or more of the outstanding Shares.

                  Concurrently with the consummation of the transactions contemplated by the Assignment Agreement, the Bank sold 1,250,000 Shares (the "Third Party Shares") to Mivtach Shamir Holdings Ltd. ("Shamir"), and pursuant to the terms of such sale, Shamir granted to York Capital Management a two-year irrevocable proxy dated July 23, 2005 (the "Shamir Proxy") to exercise all Shamir's voting rights with respect to the Third Party Shares, provided that the Shamir Proxy shall cover only such portion of the Third Party Shares that are not sold by Shamir.

                  The preceding description of the Assignment Agreement, the Loan Amendment, the December 2005 Amendment, the Warrant, the Option Agreement, the Bank Proxy and the Shamir Proxy is a summary only and is qualified in its entirety by reference to the copies of the Assignment Agreement, the Loan Amendment, the December 2005 Amendment, the form of Warrant, the Option Agreement, the Bank Proxy and the Shamir Proxy filed as exhibits to this Statement and incorporated herein by this reference. In addition, the preceding description of the Loan Amendment, the December 2005 Amendment and the Warrant is qualified in its entirety by reference to, and is based on, the summaries of such documents set forth in (i) the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on March 23, 2006, (ii) the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the SEC on March 17, 2005, as amended by Amendment No. 1 on Form 20-F/A to such Annual Report filed with the SEC on December 1, 2005, and (iii) the Bank's Amendment No. 2 to its Schedule 13D filed with the SEC on May 10, 2004.

                  The source of the funds used by the Reporting Person for the purchase of the Shares described above was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $8,563,551.34 of working capital of York Capital, (ii) approximately $35,904,070.81 of working capital of York Investment


                               Page 8 of 21 Pages
and (iii) approximately $13,505,029.85 of working capital of York Credit Opportunities. Working capital in each of these three cases was provided by capital contributions of partners or shareholders, as the case may be, and internally generated funds.

Exercise of Issued Warrants

                  On or about September 21, 2006, the Reporting Person instructed the Company to issue: (i) a Warrant with an exercise amount of $10,547,697 to York Capital: (ii) a Warrant with an exercise amount of $44,222,919 to York Investment; and (iii) a Warrant with an exercise amount of $16,634,098 to York Credit Opportunities (each such Warrant, an "Issued Warrant" and collectively, the "Issued Warrants"). The aggregate exercise amount of all the Issued Warrants was $71,404,714, which was the then outstanding principal balance of the Loan, plus accrued and unpaid interest thereon, and the exercise price of the Issued Warrants was $6.75 per Share.

                  On or about September 27, 2006, the Reporting Person, on behalf of its advisory clients York Capital, York Investment and York Credit Opportunities, exercised all the Issued Warrants to purchase from the Company an aggregate of 10,578,477 Shares, of which 1,562,622 Shares were issued to York Capital, 6,551,544 Shares were issued to York Investment and 2,464,311 Shares were issued to York Credit Opportunities.

                  Following the exercise of the Issued Warrants, no amount remains outstanding, due or payable under the Loan, and the Reporting Person has no further right to obtain additional Warrants on behalf of its advisory clients pursuant to the Assignment Agreement, the Facility Agreement and the Loan Amendment.

Open Market Purchases

                  Following the consummation of the transactions contemplated by the Assignment Agreement, the Reporting Person, for the benefit of certain of its advisory clients, purchased an aggregate of 525,422 Shares in the open market for an aggregate purchase price of $4,088,332.52. See Item 5(c) of this Statement.

                  The source of the funds used by the Reporting Person for such purchase was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $603,887.00 of working capital of York Capital, (ii) approximately $2,531,882.18 of working capital of York Investment and (iii) approximately $952,563.34 of working capital of York Credit Opportunities. Working capital in each of these three cases was provided by capital contributions of partners or shareholders, as the case may be, and internally generated funds.


                               Page 9 of 21 Pages

Item 4.           Purpose of Transaction

                  The Reporting Person acquired the securities of the Company described in Item 5 of this Statement for investment purposes. The Reporting Person reserves the right to purchase additional Shares, including, without limitation, pursuant to the exercise of the rights of first refusal granted by the Bank pursuant to the Option Agreement, either separately or together with other persons, to sell all or some of the Shares beneficially owned by them, or to otherwise trade in the Shares, in open market or private transactions, provided that in its judgment such transactions present an attractive (long- or short-term) opportunity for profit.

                  In connection with the consummation of the transactions described under the heading "Assignment Agreement" in Item 3 of this Statement, five persons were appointed on July 18, 2005 as directors of the board of directors of the Company, and prior to such appointment, the Reporting Person was aware of (and had no objection to) the planned appointment of such persons to the board of directors of the Company. As of the date of consummation of the transactions described under the heading "Assignment Agreement" in Item 3 of this Statement, the board of directors of the Company consisted of (i) the five directors described in the preceding sentence; and (ii) one independent director as defined under the Israeli Companies Law, 1999. A second independent director as defined under the Israeli Companies Law, 1999 was appointed at the special shareholders' meeting convened by the Company on August 30, 2005.

                  Except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;


                              Page 10 of 21 Pages

                  (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

                  (j) any action similar to those numerated in clauses (a)-(i) above.

                  The Reporting Person reserves the right to separately or collectively consider plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the Shares, the Company's then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.


Item 5.           Interest in Securities of the Issuer

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 14,406,327 Shares (which includes (A) 10,578,477 Shares issued upon the exercise of all Issued Warrants; (B) 1,000,809 Shares issuable upon the exercise of the Option and which JGD may be deemed to have the sole power to vote, or to direct the voting of, pursuant to the Bank Proxy; (C) 1,051,619 Shares as to which JGD may be deemed to have the sole power to vote, or to direct the voting of, pursuant to the Bank Proxy; (D) 1,250,000 Shares as to which JGD may be deemed to have the sole power to vote, or to direct the voting of, pursuant to the Shamir Proxy; and (E) 525,422 Shares purchased in the open market), which together constitute approximately 41.5% of the issued and outstanding Shares. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by JGD.

                  (ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,128,056 Shares (which includes
(A) 1,562,622 Shares issued upon the exercise of the applicable Issued Warrant;
(B) 147,836 Shares issuable upon the exercise of York Capital's allocated portion of the Option and which York Capital may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (C) 155,342 Shares as to which York Capital may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (D) 184,646 Shares as to which York Capital may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Shamir Proxy; and (E) 77,610 Shares purchased in the open


                              Page 11 of 21 Pages
market), which together constitute approximately 6.3% of the issued and outstanding Shares. As the General Partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital. In addition, as the Senior Managing Director and the controlling member of Dinan Management, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

                  (iii) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,922,221 Shares, (which includes (A) 6,551,544 Shares issued upon the exercise of the applicable Issued Warrant; (B) 619,829 Shares issuable upon the exercise of York Investment's allocated portion of the Option and which York Investment may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (C) 651,297 Shares as to which York Investment may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (D) 774,160 Shares as to which York Investment may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Shamir Proxy; and (E) 325,391 Shares purchased in the open market), which together constitute approximately 26.0% of the issued and outstanding Shares. As the investment manager of York Investment, York Offshore Limited may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment.

                  (iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,356,050 Shares, (which includes (A) 2,464,311 Shares issued upon the exercise of the applicable Issued Warrant; (B) 233,144 Shares issuable upon the exercise of York Credit Opportunities' allocated portion of the Option and which York Credit Opportunities may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (C) 244,980 Shares as to which York Credit Opportunities may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Bank Proxy; (D) 291,194 Shares as to which York Credit Opportunities may be deemed to have the sole power to vote, or to direct the voting of, pursuant to its allocated portion of the Shamir Proxy; and (E) 122,421 Shares purchased in the open market), which together constitute approximately 9.9% of the issued and outstanding Shares. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities. In addition, as the Senior Managing Director and the controlling member of York Credit Opportunities Domestic Holdings, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

                  (v) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1, 2 or 3.


                              Page 12 of 21 Pages

                  The number of Shares beneficially owned and the percentage of outstanding Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Capital, York Investment and York Credit Opportunities are based on an aggregate of 34,749,435 Shares, 33,896,462 Shares, 34,368,455 Shares and 33,981,770 Shares, respectively, which in each case consist of (i) 33,748,626 Shares issued and outstanding as of October 1, 2006, which information was obtained from the Company; and (ii) the number of applicable Option Shares.

(b) (i) JGD has the sole power to dispose of or direct the disposition of 12,104,708 Shares and the sole power to vote or direct the vote of 14,406,327 Shares, when, as and if the Reporting Person exercises the entire Option. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 12,104,708 Shares and the sole power to vote or direct the vote of 14,406,327 Shares, when, as and if the Reporting Person exercises the entire Option.

                  (ii) York Capital has the sole power to dispose of or direct the disposition of 1,788,068 Shares and the sole power to vote or direct the vote of 2,128,056 Shares, when, as and if the Reporting Person, for the benefit of York Capital, exercises the entire portion of the Option allocated to York Capital. As the General Partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of or direct the disposition of 1,788,068 Shares and the sole power to vote or direct the vote of 2,128,056 Shares, when, as and if the Reporting Person, for the benefit of York Capital, exercises the entire portion of the Option allocated to York Capital. In addition, as the Senior Managing Director and the controlling member of Dinan Management, James
G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 1,788,068 Shares and the sole power to vote or direct the vote of 2,128,056 Shares, when, as and if the Reporting Person, for the benefit of York Capital, exercises the entire portion of the Option allocated to York Capital.

                  (iii) York Investment has the sole power to dispose of or direct the disposition of 7,496,764 Shares and the sole power to vote or direct the vote of 8,922,221 Shares, when, as and if the Reporting Person, for the benefit of York Investment, exercises the entire allocated portion of the Option allocated to York Investment. As the investment manager of York Investment, York Offshore Limited may be deemed to have the sole power to dispose of or direct the disposition of 7,496,764 Shares and the sole power to vote or direct the vote of 8,922,221 Shares, when, as and if the Reporting Person, for the benefit of York Investment, exercises the entire portion of the Option allocated to York Investment. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 7,496,764 Shares and the sole power to vote or direct the vote of 8,922,221 Shares, when, as and if the Reporting Person, for the benefit of York Investment, exercises the entire portion of the Option allocated to York Investment.


                              Page 13 of 21 Pages

                  (iv) York Credit Opportunities has the sole power to dispose of or direct the disposition of 2,819,876 Shares and the sole power to vote or direct the vote of 3,356,050 Shares, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, exercises the entire portion of the Option allocated to York Credit Opportunities. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to have sole power to dispose of or direct the disposition of 2,819,876 Shares and the sole power to vote or direct the vote of 3,356,050 Shares, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, exercises the entire portion of the Option allocated to York Credit Opportunities. In addition, as the Senior Managing Director and the controlling member of York Credit Opportunities Domestic Holdings, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 2,819,876 Shares and the sole power to vote or direct the vote of 3,356,050 Shares, when, as and if the Reporting Person, for the benefit of York Credit Opportunities, exercises the entire portion of the Option allocated to York Credit Opportunities.

                  (v) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1, 2 or 3 has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Share.

(c) During the past sixty (60) days preceding the date of this Statement, the Reporting Person did not purchase any Shares in the open market.

(d) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares subject to the Bank Proxy or the Shamir Proxy. With respect to the 1,250,000 Shares subject to the Shamir Proxy, to the knowledge of the Reporting Person, Shamir has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares, and with respect to the 2,052,428 Shares subject to the Bank Proxy, to the knowledge of the Reporting Person, the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares, subject to the Reporting Person's right to purchase 1,000,809 of such 2,052,428 Shares pursuant to the Option.

                  The right to receive dividends from, or the proceeds from the sale of, all other Shares reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Investment or York Credit Opportunities, which are the advisory clients of the Reporting Person. The Reporting Person itself disclaims beneficial ownership of all Shares reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

                  Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.


                              Page 14 of 21 Pages

(e)               Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


                  The information provided in response to Item 3 above is incorporated herein by reference.


Item 7.           Material to Be Filed as Exhibits

                  The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.


                              Page 15 of 21 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:   October 6, 2006

                                            JGD MANAGEMENT CORP.


                                            By: /s/ Adam J. Semler
                                                -------------------------------
                                                Adam J. Semler
                                                Chief Financial Officer


                              Page 16 of 21 Pages

                                INDEX OF EXHIBITS


Exhibit No.       Description

1 Name, title, principal business address, principal occupation and citizenship of each director and executive officer of JGD.

2 Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Investment.

3 Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Offshore Holdings, Limited.

4 Loan Assignment Agreement dated June 23, 2005 (the "Loan Assignment Agreement") by and among Bank Hapoalim B.M. (the "Bank") and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 1 to the Bank's Amendment No. 3 to its Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 27,
                  2005).

5 Addendum to the Loan Assignment Agreement dated July 18, 2005 by and among the Bank and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 6 to the Reporting Person's Schedule 13D filed with the SEC on July 28, 2005).

6 Amendment dated April 1, 2004 to the Facility Agreement between Gilat Satellite Networks Ltd. (the "Company") and the Bank (previously filed as Exhibit 4.3 to the Company's Annual Report on Form 20-F for the fiscal year ending December 31, 2004 filed with the SEC on March 17, 2005).

7 Amendment to Facility Agreement and Warrant dated December 27, 2005 between the Company and York Capital Management (previously filed as Exhibit 4.3 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on March 23, 2006).

8                 Form of Warrant to purchase ordinary shares, par value NIS
                  0.20 per share, of the Company (previously filed as Exhibit 8 to the Reporting Person's Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2006).

9 Share Option Agreement dated July 18, 2005 by and among Bank Hapoalim B.M. and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 2 to the Bank's Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).


                              Page 17 of 21 Pages

10 Irrevocable Proxy dated July 18, 2005 granted by Bank Hapoalim B.M. to York Capital Management (previously filed as Exhibit 3 to the Bank's Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

11 Irrevocable Proxy dated July 23, 2005 granted by Mivtach Shamir Holdings Ltd. to York Capital Management (previously filed as Exhibit 10 to the Reporting Persons' Schedule 13D filed with the SEC on July 28, 2005).


                              Page 18 of 21 Pages